UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                    For the quarter ended December 31, 2001

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                    For the Quarter Ended December 31, 2001




                                                              CONTENTS

                                                                                                           Page
ITEM 1 - Organization Chart                                                                                  3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                      3

ITEM 3 - Associate Transactions                                                                              4

ITEM 4 - Summary of Aggregate Investment                                                                     5

ITEM 5 - Other Investments                                                                                   6

ITEM 6 - Financial Statements and Exhibits                                                                   6

SIGNATURES                                                                                                   6

EXHIBIT A                                                                                                    7


ITEM 1 - ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for "Item 1."



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at December 31, 2001

------------------------------------------- ------------------------ ------------- -------------------------------------------------
                                                                       Principal
                  Company                            Type of           Amount of
                  Issuing                            Security          Security                       Person to
                 Security                             Issued        (in thousands)                 Whom Security was Issued
------------------------------------------- ------------------------ ------------- -------------------------------------------------

ADI Thermal Power, Corp.                    Common stock                   $125     Alliant Energy Resources, Inc. (1)
Alliant Energy Desdemona, LP                Partnership capital          $1,668     Industrial Energy Applications Delaware Inc.(1)
                                            Partnership capital              $1     Alliant Energy Field Services, LLC (1)
Alliant Energy Integrated Services -
     Energy Management LLC                  Money pool borrowings       $13,103     Alliant Energy Resources, Inc. (1)
Alliant Energy Integrated Services -
     Energy Solutions LLC                   Money pool borrowings        $1,516     Alliant Energy Resources, Inc. (1)
Alliant South Texas Pipeline, L.P.          Partnership capital          $6,140     Industrial Energy Applications Delaware Inc.(1)
                                            Partnership capital              $9     Alliant Energy Field Services, LLC (1)
American Superconductor Corporation         Common stock                   $478     Alliant Energy Resources, Inc. (1)
AstroPower, Inc.                            Common stock                   $497     Alliant Energy Resources, Inc. (1)
BFC Gas Company L.C.                        Capital                      $2,774     Industrial Energy Applications, Inc. (1)
Cargill-Alliant, L.L.C.                     Capital                      $5,000     Alliant Energy Corporation (1)
Cogenex Corporation (Incl. subsidiaries)    Money pool borrowings       $68,872     Alliant Energy Resources, Inc. (1)
Energys, Inc.                               Capital                      $8,685     Industrial Energy Applications, Inc. (1)
                                            Money pool borrowings          $676     Alliant Energy Resources, Inc. (1)
Energy Performance Services, Inc.           Money pool borrowings       $20,136     Alliant Energy Resources, Inc. (1)
Enermetrix.com, Inc.                        Preferred stock             $10,040     Alliant Energy Integrated Services - Energy
                                                                                        Management LLC (1)
Heartland Energy Group, Inc.                Common stock                 $5,011     Alliant Energy Integrated Services Company (1)
                                            Money pool borrowings       $23,892     Alliant Energy Resources, Inc. (1)
Henwood Energy Services, Inc.               Common stock                 $1,342     AER Holding Company (1)
Industrial Energy Applications, Inc.        Common stock                $21,060     Alliant Energy Integrated Services Company (1)
                                            Money pool borrowings       $26,532     Alliant Energy Resources, Inc. (1)
NG Energy Trading, LLC                      Capital                      $2,250     Heartland Energy Group, Inc. (1)
Nth Power Technologies Fund II, L.P.        Partnership capital          $5,000     Alliant Energy Resources, Inc. (1)
Oak Hill Pipeline L.P.                      Partnership capital          $3,220     Industrial Energy Applications Delaware Inc.(1)
Proton Energy Systems, Inc.                 Common stock                   $499     Alliant Energy Resources, Inc. (1)
ReGENco L.L.C.                              Class A units                $1,083     Heartland Energy Services, Inc. (1)
                                            Class B units                  $667     Heartland Energy Services, Inc. (1)
RMT, Inc. (Incl. subsidiaries)              Common stock                $11,822     Alliant Energy Integrated Services Company (1)
Schedin & Associates, Inc.                  Money pool borrowings          $924     Alliant Energy Resources, Inc. (1)
SmartEnergy, Inc.                           Common stock                $15,000     Alliant Energy Resources, Inc. (1)
                                            Bridge loan                  $9,450     Alliant Energy Resources, Inc. (1)
SVBK Consulting Group, Inc.                 Common stock                     $1     Alliant Energy Integrated Services - Energy
                                                                                        Solutions LLC (1)
                                            Money pool borrowings        $2,180     Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.                 Common stock                     $1     Alliant Energy Transportation, Inc. (1)
                                            Money pool borrowings        $4,840     Alliant Energy Resources, Inc. (1)
------------------------------------------- ------------------------ ------------- -------------------------------------------------


(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2001

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

----------------------------------------------------------------------------------------------------------------------------------
  Reporting        Associate                                             Direct        Indirect                         Total
   Company          Company                 Types of                     Costs          Costs          Cost of          Amount
  Rendering        Receiving                Services                    Charged        Charged         Capital          Billed
   Services        Services                 Rendered                 (in thousands)  (in thousands)  (in thousands) (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
RMT                WP&L              Environmental consulting            $224             $-               $-            $224
RMT                IEA               Environmental consulting              39              -                -              39
RMT                IESU              Environmental consulting              48              -                -              48
RMT                Barge             Environmental consulting               7              -                -               7
RMT                CRANDIC           Environmental consulting               1              -                -               1
RMT                Resources         Environmental consulting              58              -                -              58
Williams           Cargill-Alliant   Coal handling                        152              -                -             152
----------------------------------------------------------------------------------------------------------------------------------


Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
  Associate         Reporting                                         Direct        Indirect                       Total
   Company           Company            Types of                      Costs          Costs         Cost of         Amount
  Rendering         Receiving           Services                     Charged        Charged        Capital         Billed
  Services          Services            Rendered                  (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting          $39             $-             $-            $39
Williams           Cargill-Alliant   Coal handling                     152              -              -            152
--------------------------------------------------------------------------------------------------------------------------------


(a)    The following abbreviations were used:

----------------- -------------------------------------------          --------------- ---------------------------------------------
Abbreviation      Legal Name                                           Abbreviation    Legal Name
----------------- -------------------------------------------          --------------- ---------------------------------------------
Barge             IEI Barge Services, Inc.                             Resources       Alliant Energy Resources, Inc.
Cargill-Alliant   Cargill-Alliant, L.L.C.                              RMT             RMT, Inc.
CRANDIC           Cedar Rapids and Iowa City Railway Co.               Williams        Williams Bulk Transfer Inc.
IEA               Industrial Energy Applications, Inc.                 WP&L            Wisconsin Power and Light Company
IESU              IES Utilities Inc.
----------------- -------------------------------------------          --------------- ---------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of December 31, 2001 (a)                             $4,708,563          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           706,284          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    706,284          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      116,553
     Energy-related business category ii                                                      11,599
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       62,354
     Energy-related business category vi                                                         204
     Energy-related business category vii                                                      2,750
     Energy-related business category viii                                                         -
     Energy-related business category ix                                                      12,659
     Energy-related business category x                                                            -
                                                                                     _______________
          Total current aggregate investment                                                 206,119          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $500,165          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------


Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                           _________________
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------


(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper, notes payable and other short-term borrowings).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report              In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.              $1,342            $1,342        No change.
     Industrial Energy Applications, Inc.       47,133            47,133        No change.

Energy-related business category v*
     Cargill-Alliant, L.L.C.                    $5,000            $5,000        No change.
     Heartland Energy Group, Inc.                3,289             3,289        No change.

Energy-related business category vi*
     BFC Gas Company L.C.                       $2,569            $2,569        No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)        $11,822           $11,822        No change.

Energy-related business category ix*
     Oak Hill Pipeline L.P.                     $3,913            $3,220        In the fourth quarter of 2001, Oak Hill Pipeline
                                                                                L.P. made a distribution of $693 to Industrial
                                                                                Energy Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------


* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Omitted for the fourth quarter pursuant to instructions for "Item 6."

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
      None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 25th day of March 2002.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer              (Principal Accounting Officer)

                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer              (Principal Accounting Officer)